December 15, 2015

Mr. William H. Thompson	VIA EDGAR
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Thompson:

Krispy Kreme Doughnuts, Inc. (the “Company”) has received your letter dated December 2, 2015 (the “Comment Letter”) containing further comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s annual report on Form 10-K for the fiscal year ended February 1, 2015 (the “2015 Form 10-K”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2015 Form 10-K and in its other filings under the Securities Exchange Act of 1934, as amended. The Company acknowledges that comments of the Staff regarding the 2015 Form 10-K, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

Item 8. Financial Statements and Supplementary Data

Notes to Financial Statements

Note 11 – Credit Facilities and Lease Obligations

Lease Obligations, page 93

1.	We reviewed your response to comment 3. Please explain to us in more detail how you determined the unreimbursed hard costs incurred by you represented non-recourse financing to the buyer/lessor. In this regard, please include in your response the amount of hard costs incurred and the cost of the stores.

Response

In our build-to-suit transactions, we incurred significant costs that were not reimbursed by the lessor. As part of our evaluation of the sale-leaseback accounting associated with the build-to-suit leases, we considered the nature and magnitude of the tenant funded hard costs incurred. Costs incurred were consistent among all build-to-suit stores and primarily included roofing, flooring, HVAC, electrical, grease traps and lighting, all of which were determined to be hard costs since they are integral to the finished stores. In addition to these hard costs, we paid a mobility fee required by local zoning regulations, which was determined to be a soft cost. Due to the fact that the costs incurred by us were not reimbursed by the lessor, we considered whether these payments represented prohibited continuing involvement. In assessing the substance of the arrangement, we considered the significance of the costs we funded. This ranged from 13% - 28% of the total construction costs of the store. We believe the level of tenant funded costs for these stores is significant and therefore represents nonrecourse financing. Nonrecourse financing is a prohibited form of continuing involvement which precludes sale-leaseback accounting.

	KKDI Cost	Lessor Cost	Total	KKDI %	Lessor %
Store 1 **	331,428	872,077	1,203,505	28%	72%
Store 2	157,966	1,034,379	1,192,345	13%	87%
Store 3	157,193	930,447	1,087,640	14%	86%
Store 4	139,618	875,110	1,014,728	14%	86%
Store 5	149,274	1,041,552	1,190,826	13%	87%
Store 6	197,418	893,995	1,091,413	18%	82%
Store 7	155,500	940,446	1,095,946	14%	86%

** KKDI Cost for all stores represents hard costs with the exception of a $178,000 “mobility fee” required by local zoning regulations that was determined to be a soft cost. Excluding this fee, the KKDI% of costs would be 15%.

____________________

We are appreciative of the Staff’s comments and believe we have fully responded to them. However, if you have questions about our responses to your comments or require further explanation, please do not hesitate to call me at (336) 733-3867.

Sincerely,

KRISPY KREME DOUGHNUTS, INC.

By:	/s/ G. Price Cooper, IV
G. Price Cooper, IV
Chief Financial Officer

cc: Berry Epley, Chief Accounting Officer – Krispy Kreme Doughnuts, Inc.